UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
INVESTMENT MANAGEMENT

October 22, 2008

Joan Ohlbaum Swirsky
Stradley Ronon Stevens & Young, LLP
2600 One Commerce Square
Philadelphia, PA 19103-7098

Re: Northwestern Mutual Series Fund, Inc.—Money Market Portfolio (File No. 811-03990)

Dear Ms. Swirsky:

Your letter of September 24, 2008 requests our assurance that we would not recommend that the Commission take any enforcement action under Sections 17(a)[1], 17(d)[2] and 12(d)(3)[3] of the Investment Company Act of 1940 (the "Act"), and the rules thereunder, if Northwestern Mutual Series Fund, Inc. ("NMSF") on behalf of its series the Money Market Portfolio (the "Fund"), and The Northwestern Mutual Life Insurance Company ("Northwestern Mutual"), enter into the arrangement summarized below and more fully described in the letter. Mason Street Advisors, LLC (the "Adviser") is an investment adviser registered under the Investment Advisers Act of 1940 and is the Fund's investment adviser. Northwestern Mutual is the parent company of the Adviser and the sole shareholder of the Fund which serves as an investment vehicle for Northwestern Mutual's variable life or variably annuity products.

1 Section 17(a)(1) generally makes it unlawful for any affiliated person of a registered investment company, or an affiliated person of such person, acting as principal, to knowingly sell any security or other property to the registered investment company.

2 Section 17(d) generally makes it unlawful for any affiliated person of a registered investment company, or any affiliated person of such a person, acting as principal, to effect any transaction in which the registered investment company is a joint or joint and several participant with such person in contravention of rules and regulations adopted by the Commission.

3 Section 12(d)(3) generally makes it unlawful for any registered investment company to acquire any security issued by, or any interest in the business of, any broker-dealer, any person engaged in the business of underwriting, or an investment adviser of an investment company, or an investment adviser registered under the Investment Advisers Act of 1940.

NMSF is an open-end management investment company that is registered with the Commission under the Act. The Fund is a money market fund that seeks to maintain a stable net asset value per share of $1.00 and uses the amortized cost method of valuation in valuing its portfolio securities as permitted by rule 2a-7 under the Act.

You state that in order to mitigate any negative impact that current market conditions may have on the shareholders of the Fund, Northwestern Mutual and NMSF, on behalf of the Fund, seek to enter into a capital support agreement (the "Agreement"), a form of which was provided to the staff. You state that the Fund holds in its portfolio securities (the "Securities") listed in Exhibit A to the Agreement. You state that in light of the recent volatility in the market for money market fund securities, the Adviser believes and has conveyed to the Board of Directors of NMSF (the "Board"), that market conditions could result in the Securities, despite remaining Eligible Securities, as defined in rule 2a-7, being valued at an amount that is less than their amortized cost to such a degree (and by such an amount) that the Fund may no longer maintain a stable net asset value per share. You state further that the Adviser believes that the Securities continue to present minimal credit risk and that it would not be in the best interests of the Fund and its shareholders to dispose of the Securities at this time.

Under the Agreement, Northwestern Mutual would be obligated to make a cash contribution to the Fund in any of the following circumstances (each, a "Contribution Event"): (i) any sale of the Securities by the Fund for cash in an amount less than the amortized cost value of the Notes; (ii) receipt of a final payment on the Securities in an amount less than their amortized cost value; (iii) issuance of an order by a court having jurisdiction over the matter discharging the issuer from liability for the Securities and providing for payments in an amount less than the amortized cost value of the Securities; or (iv) receipt of new securities that are Eligible Securities in exchange for or in replacement of any Securities if the amortized cost value of the new securities is less than the amortized cost value of the Securities exchanged or replaced.

You represent with respect to the Agreement that:

(i) The Agreement would obligate Northwestern Mutual upon the occurrence of a Contribution Event to make a cash contribution to the Fund (up to the maximum amount specified in the Agreement) in an amount equal to the lower of (a) the amount necessary to maintain the Fund's market-based net asset value per share at no less than $0.995, or (b) the excess of the amortized cost value of the Securities over the amount received by the Fund in connection with a Contribution Event;

(ii) The Agreement would be entered into at no cost to the Fund, and Northwestern Mutual would not obtain any shares from the Funds in exchange for its contribution;

(iii) If the Agreement is deemed to be a security within the meaning of section 2(a)(36) of the Act, it would qualify as an Eligible Security (as defined in rule 2a-7 under the Act) because the Board or its delegate has concluded that it is of comparable quality to a security that is an Eligible Security as described in rule 2a-7(a)(10)(i);

(iv) The Board, or its delegate, has determined that the Agreement presents minimal credit risks with respect to the Fund;

(v) The Fund will sell all the Notes on the business day immediately prior to the termination date specified in the Agreement, if such sale would trigger a cash contribution under the Agreement;

(vi) The Agreement would terminate following a change in Northwestern Mutual's financial strength ratings such that its obligations no longer qualify as First Tier Securities, unless Northwestern Mutual puts in place a substitute arrangement that qualifies as a First Tier Security within 15 calendar days after such occurrence. If Northwestern Mutual is unable to put in place a substitute arrangement that is a First Tier Security, the Fund will sell the Notes and Northwestern Mutual would be obligated to make the capital contribution required under the Agreement as a result of the sale; and

(vii) The Board has reviewed and approved the Agreement and has determined that entering into the Agreement is in the best interests of the Fund and its shareholders.

On the basis of the facts and representations in your letter, we will not recommend enforcement action under Sections 17(a), 17(d) and 12(d)(3) of the Act, or the rules thereunder, if the Funds and Northwestern Mutual enter into the arrangement summarized above and more fully described in your letter.[4] You should note that any different facts or representations might require a different conclusion. Moreover, this response expresses the Division's position on enforcement action only and does not express any legal conclusions on the issues presented.[5]

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4 This letter confirms oral no-action relief provided by the undersigned to Joan Swirsky on September 24, 2008.

5 The Division of Investment Management generally permits third parties to rely on no-action or interpretive letters to the extent that the third party's facts and circumstances are substantially similar to those described in the underlying request for a no-action or interpretive letter. Investment Company Act Release No. 22587 (Mar. 27, 1997) n. 20. In light of the very fact-specific nature of the Fund's request, however, the position expressed in this letter applies only to the entities seeking relief, and no other entity may rely on this position. Other funds facing similar legal issues should contact the staff of the Division about the availability of no-action relief.

We have considered your request for confidential treatment of your letter and our response for a period of 120 days from the date of our response or such earlier date as the Staff of the Division of Investment is advised that the information in your letter has been made public. We have determined that your request is reasonable and appropriate under 17 CFR 200.81(b). Accordingly, your letter and our response will not be made public until February 19, 2009.

Very truly yours,

Dalia Osman Blass
Senior Counsel

STRADLEY RONON
ATTORNEYS AT LAW

Stradley Ronon Stevens & Young, LLP
2600 One Commerce Square
Philadelphia, PA 19103-7098
Telephone 215.564.8000
Fax 215.564.8120
www.stradley.com

September 24, 2008

By Email and Overnight Delivery

Robert E. Plaze, Esq.
Associate Director
Division of Investment Management
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC. 20549

Re: Request for No-Action Assurance under Section 17(a), 17(d) and 12(d)(3) of the Investment Company Act of 1940

Dear Mr. Plaze:

We are writing on behalf of the Northwestern Mutual Series Fund, Inc. ("NMSF"), an investment company registered under the Investment Company Act of 1940, as amended (the "1940 Act"), of which the Money Market Portfolio (the "Fund") is a series, Mason Street Advisors, LLC ("MSA"), an investment adviser registered under the Investment Advisers Act of 1940, as amended, which serves as investment adviser to the Fund, and The Northwestern Mutual Life Insurance Company ("Northwestern Mutual"), the parent of MSA and the sole shareholder of the Fund,[1] to seek your assurance that the staff of the Division of Investment Management ("Staff") will not recommend enforcement action under Sections 17(a), 17(d) or 12(d)(3) of the 1940 Act and the rules thereunder if NMSF, on behalf of the Fund, enters into a Capital Support Agreement for the Fund (in the form provided to you), in the circumstances described below, with Northwestern Mutual.

The Fund is a money market fund that seeks to maintain a stable net asset value ("NAV") per share of $1.00 and uses the amortized cost method of valuing its portfolio securities pursuant to Rule 2a-7 under the 1940 Act. The Fund currently holds in its portfolio securities which we have identified in an attachment to the Capital Support

[1] The Fund and the other investment portfolios of NMSF serve as investment vehicles for Northwestern Mutual's variable life and/or variable annuity products. Northwestern Mutual owns all of the shares of the portfolios through its general and separate accounts.

Agreement ("Securities").[2] In light of the recent volatility in the market for money market securities, MSA believes, and has conveyed to the Board of Directors of NMSF (the "Board"), that market conditions could result in the Securities, despite remaining "Eligible Securities," being valued at an amount that is under their amortized cost to such a degree (or by such an amount) that the Fund may no longer be able to maintain a stable net asset value per share of $1.00. MSA believes that the Securities continue to present minimal credit risk and that it would not be in the best interests of the Fund and its shareholders to dispose of the Securities at this time.

In order to mitigate any negative impact that current market conditions may have on shareholders of the Fund, although under no obligation to do so, Northwestern Mutual and NMSF, on behalf of the Fund, have determined to seek the authority to enter into a Capital Support Agreement for the Fund. Under the Capital Support Agreement, Northwestern Mutual would be obligated to provide a capital contribution to the Fund if the Fund realized losses on the Securities.[3] The amount of any such capital contribution will be the lesser of (i) the amount necessary to maintain the Fund's market-based NAV per share at no less than $0.995 or such greater amount as may be specified under the terms of the Capital Support Agreement, (ii) the loss incurred by the Fund as a result of the disposition of the Securities, or (iii) the aggregate maximum amount set forth in the Capital Support Agreement reduced by any previous contribution made pursuant to the Capital Support Agreement.[4] Northwestern Mutual will not receive any compensation from the Fund for entering into the Capital Support Agreement or any Fund shares for its capital contributions to the Fund pursuant to the Capital Support Agreement.

If the Capital Support Agreement is deemed to be a security within the meaning of Section 2(a)(36) of the 1940 Act, it would be an "Eligible Security" under Rule 2a-7 because the support provided by Northwestern Mutual qualifies as a "First Tier Security"

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2 The term "Securities" as used herein shall also include any securities or other instruments received in exchange for, or as a replacement of, the assets specified in Exhibit A to the Capital Support Agreement as a result of an exchange offer, debt restructuring, reorganization or similar transaction, pursuant to which such assets are exchanged for, or replaced with, new securities of the issuer or a third party.

3 Northwestern Mutual would be obligated to provide a capital contribution to the Fund, pursuant to the Capital Support Agreement, if losses were realized by the Fund as a result of any of the following occurrences: (i) any sale of any Security by the Fund for cash in an amount, after deduction of any commissions or similar transaction costs, less than the amortized cost value of the Security sold as of the date of settlement; (ii) the receipt of final payment on the Security in an amount less than the amortized cost value of the Security as of the date such payment is received (including non payment on maturity); (iii) the issuance of orders by a court having jurisdiction over the matter discharging the issuer from liability for a Security and providing for payments on such Security in an amount less than the amortized cost value of the Security as of the date such payment is received (including non-payment at maturity); or (iv) the receipt of any security or other instrument in exchange for, or as a replacement of, a Security as a result of an exchange offer, debt restructuring, reorganization or similar transaction, pursuant to which a Security is exchanged for, or replaced with, new securities of the issuer or a third party and such new securities have a value that is less than the amortized cost of the Security on the date the Fund receives such new securities.

4 A loss is incurred on a Security if the Fund receives less than the amortized cost value of the Security.

as defined in Rule 2a-7 under the 1940 Act.[5] MSA has determined that the Capital Support Agreement presents minimal credit risks.

The Capital Support Agreement will terminate upon the earlier to occur of (i) the repayment in full, in cash, of all Securities; (ii) Northwestern Mutual's having made capital contributions, in the aggregate, equal to the maximum contribution amount under the Capital Support Agreement; or (iii) so long as Northwestern Mutual is not in default with respect to its obligations under the Capital Support Agreement, July 17, 2009 (the "Termination Date"). In addition, the Fund will sell the Securities: (i) within 15 calendar days following any change in Northwestern Mutual's financial strength rating such that its obligations no longer qualify as "First Tier Securities" as defined in sub-paragraph (a)(12) of Rule 2a-7; or (ii) on the business day immediately prior to the Termination Date, provided that the Fund shall not be required to complete any such sale if (A) the amount the Fund expects to receive on such sale date would not result in the payment of a capital contribution amount, or (B) with respect to an event described in the immediately preceding clause (i) of this sentence, if MSA substitutes an obligation or credit support that satisfies the requirement of a First Tier Security within 15 calendar days from the occurrence of such event and during that 15 day period Northwestern Mutual's obligations qualify as "Second Tier Securities" (as defined in Rule 2a-7).

The Capital Support Agreement also terminates fifteen (15) calendar days following the occurrence of any change in Northwestern Mutual's financial strength ratings such that Northwestern Mutual's obligations no longer qualify as First Tier Securities as defined in sub-paragraph (a)(12) of Rule 2a-7, unless Northwestern Mutual substitutes an obligation or credit support as described in the preceding paragraph. The Capital Support Agreement provides that termination under the foregoing sentence does not relieve: (i) the Fund of its obligation to sell the Securities, to the extent that such a sale is required as described in the preceding paragraph; or (ii) Northwestern Mutual of its obligation to make a capital contribution to the Fund following such a sale, to the extent that such sale would give rise to an event requiring a capital contribution, as described in footnote 3 above.

The Capital Support Agreement provides that in the event that the Fund receives a capital contribution from Northwestern Mutual with respect to a Security and subsequently receives additional payments from or on behalf of the issuer in respect of the Security, the Fund will repay to Northwestern Mutual the lesser of the amount of such capital contribution or the amount of such subsequent payments, provided that in no event shall such repayment to Northwestern Mutual cause the Fund's net asset value per share to fall below $0.9950 or such

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5 The Capital Support Agreement is an Unrated Security, but the board of the Fund or its delegate has concluded that it is of comparable quality to a security meeting the requirements for a First Tier Security under Rule 2a-7, based primarily on Northwestern Mutual's financial strength ratings as issued by Standard & Poor's, Moody's and Fitch Ratings. The definition of "First Tier Security" includes an "Eligible Security" that is an "Unrated Security" that is of comparable quality to a security meeting the requirements for a "Rated Security," as determined by a fund's board of directors. The definition of "Eligible Security" also includes an "Unrated Security" that is of comparable quality to a security meeting the requirements for a "Rated Security," as determined by a fund's board of directors.

greater amount as required by any NRSRO.

The Board, including a majority of its independent directors, has approved the terms of the Capital Support Agreement, and determined that entering into the Capital Support Agreement is in the best interests of the Fund and its shareholders.

Analysis

Northwestern Mutual and MSA are "affiliated persons" of the Fund under Section 2(a)(3) of the 1940 Act. The Capital Support Agreement may be subject to Section 17(a)(1) of the 1940 Act, which makes it unlawful for any affiliated person of a registered investment company (or any affiliated person of such person) acting as principal knowingly to sell any security or other property to the investment company.

The proposed Capital Support Agreement may also fall within Section 17(d) of the 1940 Act, which makes it unlawful for any affiliated person (or any affiliated person of such person) of a registered investment company to effect any transaction in which such registered investment company is a joint, or joint and several, participant with such person in contravention of rules adopted by the Commission. The repayment to Northwestern Mutual of excess amounts received on behalf of an issuer of a Security subsequent to the Fund receiving a capital contribution ("Excess Amounts") may raise issues under Section 17 because this provision could be deemed to involve the transfer of securities or other property or alternatively be deemed a joint arrangement.

Entering into the proposed Capital Support Agreement also may be subject to Section 12(d)(3) of the 1940 Act, which makes it unlawful for a registered investment company to purchase or otherwise acquire any security issued by, or any other interest in the business of, any person who acts as a broker, dealer or registered investment adviser. The Fund could not rely upon the exemption provided under Rule 12d3-1 because the exemption does not extend to Northwestern Mutual.

By entering into the proposed Capital Support Agreement, Northwestern Mutual may be considered to have violated Section 17(a)(1), 17(d) or 12(d)(3), and repayment of Excess Amounts may raise issues under Section 17. We submit that, notwithstanding the potential violations, entering into and carrying out the Capital Support Agreement is in the best interest of the Fund and its shareholders. The Capital Support Agreement effectively limits the risk to the Fund and its shareholders that losses arising from the Fund's current exposure to the Securities might cause the Fund to "break the buck." The repayment of Excess Amounts received by the Fund is simply intended to prevent the Fund from obtaining a windfall and/or essentially getting paid twice for the same Security. The Staff has previously recognized that entering into a capital support agreement with an affiliate may be appropriate in certain situations to avoid potential loss to shareholders.[6] The Staff has

6 *See, e.g., SEI Daily Income Trust-Prime Obligation Fund (November 9, 2007)* ("SEI Daily Income Trust"); *See also, HSBC Investor Funds-HSBC Investor Money Market Fund* (Jan. 18, 2008).

taken a no-action position for arrangements providing for repayment of excess amounts by a fund to an affiliate in similar circumstances.[7]

The capital support agreement in *SEI Daily Income Trust*[8] operates in essentially the same fashion as the Capital Support Agreement for the Fund. In *SEI Daily Income Trust,* the fund and its affiliate entered into a capital support agreement designed to prevent any losses realized on the notes from causing the fund's market-based NAV per share to fall below $0.995. The capital support agreement obligated the affiliate to make a contribution to the fund up to the maximum amount specified in the capital support agreement. Furthermore, in *SEI Daily Income Trust,* the affiliate agreed to not obtain any shares or other consideration from the fund for its contribution.

Similarly, the Capital Support Agreement for the Fund will be entered into by NMSF, on behalf of the Fund, and Northwestern Mutual in an effort to prevent any losses realized on the Securities from causing the Fund's market-based NAV per share to fall below $0.995 or such greater amount as may be specified under the terms of the Capital Support Agreement. The Capital Support Agreement obligates Northwestern Mutual to make contributions to the Fund up to the aggregate maximum amount specified in the Capital Support Agreement. Northwestern Mutual would not obtain any shares or other consideration from the Fund for its contribution.

Based on the foregoing, we would appreciate your confirming to us that the Staff will not recommend enforcement action if NMSF, on behalf of the Fund, and Northwestern Mutual enter into the Capital Support Agreement for the Fund with Northwestern Mutual.

Pursuant to 17 C.F.R. 200.81(b), we respectfully request that this request and the response be accorded confidential treatment until 120 days from the date of the response or such earlier date as the staff of the Division of Investment Management is advised that all information in this letter has been made public. This request for confidential treatment is made for the reason that certain facts set forth in the letter have not been made public and premature disclosure might adversely affect NMSF and the Fund.

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[7] *See, e.g., Master Portfolio Trust – Liquid Reserves Portfolio* (April 4, 2008).

[8] *Id.*

Please contact the undersigned at 215-564-8015 should you have any questions or comments regarding this request.

Sincerely,

Joan Ohlbaum Swirsky

Joan Ohlbaum Swirsky

END